3001 PGA BOULEVARD, SUITE 305
PALM BEACH GARDENS, FLORIDA 33410

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TELEPHONE (561) 686-3307 • FACSIMILE (561) 686-5442

www.nasonyeager.com

May 7, 2021

VIA EDGAR

Division of Corporate Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:

GHST World Inc.

Registration Statement on Form 10-12G

Filed March 9, 2021; amended April 21, 2021

File No. 000-31705

Ladies and Gentlemen:

This firm is counsel to GHST World Inc., a Delaware corporation (the “Company”).  This letter is being furnished in response to oral comment received in telephone discussions with Jan Woo, Legal Branch Chief, and Matthew Derby, Staff Attorney, of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form 10-12G, as amended on April 21, 2021 (the “Registration Statement”). In those discussions, the Commission Staff requested that the Company make its election on whether to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1) of the Securities Exchange Act of 1934. On behalf of the Company, we hereby advise the Commission that in response to the Commission’s comment, the Company has amended the cover page and page 6 of the Registration Statement to indicate that it has elected not to use the extended transition period for complying with any new or revised accounting standards.

The Company believes that the responses and revisions to the Registration Statement described above fairly and reasonably address the Commission’s comment. Should you have any questions, please do not hesitate to contact the undersigned at (561) 227-7477.

Very truly yours,

/s/ Nason, Yeager, Gerson, Harris & Fumero, P.A.
Nason, Yeager, Gerson, Harris & Fumero, P.A.

Cc: Esterino Castellazzi, President and Chairman of the Board of Directors